                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                                (Amendment No. 8)


                   Financial Security Assurance Holdings Ltd.
                   ------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   31769P 10 0
                                   -----------
                                 (CUSIP Number)

                               Michael S. Paquette
                      Senior Vice President and Controller
                      White Mountains Insurance Group, Ltd.
                              80 South Main Street
                                Hanover, NH 03755
                                 (603) 640-2205
                         -------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 1, 1999
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

         Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


-------------------------------------------------------------------------------------------------------------------

(1)    Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above Person

                             White Mountains Insurance Group, Ltd. ("WMIG") 94-2708455
                                 (formerly White Mountains Insurance Group, Inc.)
                                (formerly Fund American Enterprises Holdings, Inc.)
------------------------------------------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member (a) _____________ of a Group (See
       Instructions)
___________________________________(b)_______________   / /   / /
------------------------------------------------------------------------------------------------------------------

(3)    (SEC Use Only)

------------------------------------------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       WC
------------------------------------------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization          Bermuda
------------------------------------------------------------------------------------------------------------------

       Number of Shares                        (7)   Sole Voting Power
       Beneficially Owned                            0
       by Each Reporting                             -------------------------------------------------------------
       Person With                             (8)   Shared Voting Power
                                                     8,943,316*
                                                     -------------------------------------------------------------
                                               (9)   Sole Dispositive Power
                                                     0
                                                     -------------------------------------------------------------
                                               (10)  Shared Dispositive Power
                                                     8,943,316*
                                                     -------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       8,943,316 shares*
-------------------------------------------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
        Approximately 25.5%
-------------------------------------------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)  HC, CO
-------------------------------------------------------------------------------------------------------------------


* The reporting person owns no shares of record and beneficially owns (through wholly-owned affiliates) 6,943,316 shares of common stock ("Common Stock") of Financial Security Assurance Holdings Ltd. ("FSA"). The amounts shown in rows
(8), (10), (11) and (13) also include 2,000,000 shares of Series A Convertible Redeemable Preferred Stock of FSA ("Preferred Stock"), convertible at the option of the holder thereof into Common Stock, as further described herein.


-------------------------------------------------------------------------------------------------------------------

(1)    Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                           White Mountains Properties (Barbados) SRL ("WMP") 94-2708455
-------------------------------------------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member (a) _____________
       of a Group (See Instructions)
___________________________________(b)_______________   / /   / /
-------------------------------------------------------------------------------------------------------------------

(3)    (SEC Use Only)

-------------------------------------------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       WC
-------------------------------------------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization                                     Barbados
-------------------------------------------------------------------------------------------------------------------

       Number of Shares                        (7)   Sole Voting Power
       Beneficially Owned                            922,509
       by Each Reporting                             --------------------------------------------------------------
       Person With                             (8)   Shared Voting Power
                                                     0
                                                     --------------------------------------------------------------
                                               (9)   Sole Dispositive Power
                                                     922,509
                                                     --------------------------------------------------------------
                                               (10)  Shared Dispositive Power
                                                     0

-------------------------------------------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       922,509 shares
-------------------------------------------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
        Approximately 2.6%*
-------------------------------------------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)  HC, CO
-------------------------------------------------------------------------------------------------------------------


* Based on the number of shares of Common Stock outstanding and also includes 2,000,000 shares of Preferred Stock, convertible at the option of the holder thereof into Common Stock, as further described herein.


------------------------------------------------------------------------------------------------------------------

(1)    Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above Person

                                 White Mountains Holdings, Inc. ("WMH") 51-0328932
-------------------------------------------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member (a) _____________ of a Group (See
       Instructions)
___________________________________(b)_______________   / /   / /
-------------------------------------------------------------------------------------------------------------------

(3)    (SEC Use Only)

-------------------------------------------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       WC
-------------------------------------------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization                                     Delaware
-------------------------------------------------------------------------------------------------------------------

       Number of Shares                        (7)   Sole Voting Power
       Beneficially Owned                            0
       by Each Reporting                             --------------------------------------------------------------
       Person With                             (8)   Shared Voting Power
                                                     8,020,807*
                                                     --------------------------------------------------------------
                                               (9)   Sole Dispositive Power
                                                     0
                                                     --------------------------------------------------------------
                                               (10)  Shared Dispositive Power
                                                     8,020,807*
                                                     --------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       8,020,807 shares*
-------------------------------------------------------------------------------------------------------------------


(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------------------------------------------


(13)   Percent of Class Represented by Amount in Row (11)
        Approximately 22.9%
-------------------------------------------------------------------------------------------------------------------


(14)   Type of Reporting Person (See Instructions)  HC, CO
-------------------------------------------------------------------------------------------------------------------


* The reporting person owns no shares of record and beneficially owns (through wholly-owned affiliates) 6,020,807 shares of Common Stock. The amounts shown in rows (8), (10), (11) and (13) also include 2,000,000 shares of Preferred Stock, convertible at the option of the holder thereof into Common Stock, in each case as further described herein.


-------------------------------------------------------------------------------------------------------------------
(1)    Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above Person

                             White Mountains Services Corporation ("WMSC") 38-2011419
                                (formerly Source One Mortgage Services Corporation)
-------------------------------------------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member (a) _____________ of a Group (See
       Instructions)
___________________________________(b)_______________   / /   / /
-------------------------------------------------------------------------------------------------------------------

(3)    (SEC Use Only)

-------------------------------------------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       WC
-------------------------------------------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization                                     Delaware
-------------------------------------------------------------------------------------------------------------------

       Number of Shares                        (7)   Sole Voting Power
       Beneficially Owned                            8,020,807*
       by Each Reporting                             --------------------------------------------------------------
       Person With                             (8)   Shared Voting Power
                                                     0
                                                     --------------------------------------------------------------
                                               (9)   Sole Dispositive Power
                                                     8,020,807*
                                                     --------------------------------------------------------------
                                               (10)  Shared Dispositive Power
                                                     0
                                                     --------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       8,020,807 shares*
-------------------------------------------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
        Approximately 22.9%
-------------------------------------------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)  CO
-------------------------------------------------------------------------------------------------------------------


* The reporting person directly owns 6,020,807 shares of Common Stock of record. The amounts shown in rows (7), (9), (11) and (13) also include 2,000,000 shares of Preferred Stock, convertible at the option of the holder thereof into Common Stock, in each case as further described herein.

       ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 8 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D DATED MAY 13, 1994, AS AMENDED BY AMENDMENT NO. 1 DATED SEPTEMBER 2, 1994, AMENDMENT NO. 2 DATED SEPTEMBER 14, 1994, AMENDMENT NO. 3 DATED JANUARY 17, 1995, AMENDMENT NO. 4 DATED NOVEMBER 13, 1995, AMENDMENT NO. 5 DATED JUNE 17, 1996, AMENDMENT NO. 6 DATED MAY 12, 1999 AND AMENDMENT NO. 7 DATED SEPTEMBER 2, 1999 (AS SO AMENDED, THE "SCHEDULE 13D"), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY WMIG, WITH RESPECT TO THE COMMON STOCK, PAR VALUE $.01 PER SHARE, OF FSA, A NEW YORK CORPORATION. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.


ITEM 2.  IDENTITY AND BACKGROUND.

       The persons filing this Amendment No. 8 are WMIG (a Bermuda corporation), WMP (a Barbados Corporation), WMH (a Delaware corporation) and WMSC (a Delaware corporation), collectively referred to herein as the "Reporting Persons". WMP, WMH and WMSC are each direct or indirect wholly-owned subsidiaries of WMIG.

       WMIG, WMP, WMH and WMSC are financial services holding companies. The principal business and office address of WMIG and WMH is 80 South Main Street, Hanover, New Hampshire 03755-2053. The principal business and office address of WMP is The Financial Services Centre, Bishop's Hill Court, St. Michael, Barbados, West Indies. The principal business and office address of WMSC is P.O. Box 2005, Farmington Hills, MI 48333-2005.

       Information with respect to each executive officer and director of each of the Reporting Persons, including each such officer's and director's name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, is set forth in Schedule I attached to this Amendment No. 8, which Schedule I is incorporated herein by reference.

       None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of any of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
       On December 1, 1999, WMP purchased 922,509 shares of Common Stock from FSA at a price of $54.20 per share. The transaction was part of a private offering by FSA pursuant to which it sold a total of $140.0 million of Common Stock to WMP, XL Capital Ltd, The Tokio Marine and Fire Insurance Co., Ltd and an FSA management group.


ITEM 4.  PURPOSE OF TRANSACTION.
       The Common Stock was purchased by WMP for investment purposes at a cash purchase price of $54.20 per share. The cash purchase price per share was determined as 97.5% of the average of the high sale price and the low sale price of Common Stock on the New York Stock Exchange on October 29, 1999, the day WMP agreed to purchase the Common Stock from FSA.

       Except as set forth above, neither WMIG, WMP, WMH nor WMSC has any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Issuer has informed the Reporting Persons that 33,017,995 shares of Common Stock were outstanding on December 1, 1999. After giving effect to the conversion in full of the Preferred Stock, 35,017,995 shares of Common Stock would have been outstanding on such date. As of the date of this Amendment No. 8, WMIG and WMH owned no Common Stock of record and beneficially owned, through WMSC, 6,020,807 shares of Common Stock and has the right to acquire beneficial ownership 2,000,000 Common Stock upon conversion of the Preferred Stock. Additionally, WMIG owned, through WMP, 922,059 shares of Common Stock. Accordingly, as of the date hereof, WMIG beneficially owned an aggregate of 8,943,316 shares of Common Stock.

       As of the date of this Amendment No. 8, WMSC has the right to acquire 2,000,000 shares of Common Stock pursuant to the conversion of the Preferred Stock. Assuming that the Preferred Stock is converted in full,
       (i) such 8,943,316 shares beneficially owned by the Reporting Persons represent approximately 25.5% of the Issuer's Common Stock which would then be outstanding. As of the date of this Amendment, the following persons listed on Schedule I to the Schedule 13D beneficially own the following number of shares of Common Stock: K. Thomas Kemp - 1,600 shares and Terry L. Baxter - 1,000 shares. Such numbers of shares each represent less than 1% of the outstanding shares of Common Stock. Except as set forth above, neither WMIG nor, to its knowledge, any person listed on
       Schedule I to the Schedule 13D beneficially owns any shares of Common Stock.

(b) WMIG shares the power to vote or to direct the vote of, and shares the power to dispose or to direct the disposition of the 8,943,316 shares of Common Stock specified in paragraph (a) immediately above with the other Reporting Persons, in each case to the extent that any such other Reporting Person also has beneficial ownership of any such shares of Common Stock as described in paragraph (a) immediately above. WMH shares the power to vote or to direct the vote of, and shares the power to dispose or to direct the disposition of the 8,020,807 shares of Common Stock specified in paragraph (a).

(c) On December 1, 1999, WMP purchased 922,509 shares of Common Stock from FSA at a price of $54.20 per share. There have been no other transactions by WMIG, WMP, WMH or WMSC, or to the knowledge of WMIG, WMP, WMH or WMSC, any of the persons listed on Schedule I attached hereto, in Common Stock effected during the past 60 days.

(d)  None

(e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Pursuant to a Purchase Agreement dated October 29, 1999 (enclosed herein), all Common Stock acquired by WMP on December 2, 1999 will be subject to demand registration rights under same terms and conditions (on an aggregate basis) as the shares of Common Stock currently owned by WMIG and its affiliates.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 99.L - Purchase Agreement dated October 29, 1999 among FSA and WMIG.

                                   SIGNATURES

           After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 9, 1999

                                WHITE MOUNTAINS INSURANCE GROUP, LTD.

                                BY:     /s/
                                    ----------------------------------------
                                Name:   Michael S. Paquette
                                Title:  Senior Vice President and Controller


                                WHITE MOUNTAINS PROPERTIES (BARBADOS) SRL

                                BY:     /s/
                                    ----------------------------------------
                                Name:   Dennis P. Beaulieu
                                Title:  Secretary


                                WHITE MOUNTAINS HOLDINGS, INC.

                                BY:     /s/
                                    ----------------------------------------
                                Name:   David G. Staples
                                Title:  President


                                WHITE MOUNTAINS SERVICES CORPORATION

                                BY:     /s/
                                    ----------------------------------------
                                Name:   Michael S. Paquette
                                Title:  President

                           SCHEDULE I TO SCHEDULE 13D

         Following is a list of the directors and executive officers of White Mountains Insurance Group, Ltd. ("WMIG"), White Mountains Properties (Barbados) SRL ("WMP"), ("WMH") White Mountains Holdings, Inc. ("WMH"), and White Mountains Services Corporation ("WMSC") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the USA except for Messrs. Douglas and Thomson who are citizens of Barbados, West Indies.


Name and                                                                          Present Principal
Business Address                            Office                                Occupation or Employment
----------------                            ------                                ------------------------
WMIG

Raymond Barrette                           Executive Vice President and            Executive Vice President and
White Mountains Insurance                  Chief Financial Officer                 Chief Financial Officer
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

Terry L. Baxter                            Executive Vice President                Executive Vice President
White Mountains Insurance                     and Director                         and Director
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

John J. Byrne                              Chairman of the Board                   Chairman of the Board
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

Patrick M. Byrne                           Director                                self employed
35 Rope Ferry Road
Hanover NH, 03755

Reid T. Campbell                           Vice President - Finance                Vice President - Finance
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

Howard L. Clark, Jr.                       Director                                Vice Chairman of Lehman
Lehman Brothers Inc.                                                                  Brothers Inc.
American Express Tower
New York, NY 10128

Robert P. Cochran                          Director                                Chairman, President & Chief
Financial Security Assurance                                                       Executive Officer of
   Holdings Ltd.                                                                   Financial Security Assurance
350 Park Avenue                                                                       Holdings Ltd.
New York, NY 10022



Name and                                                                             Present Principal
Business Address                          Office                                     Occupation or Employment
----------------                          ------                                     ------------------------

George J. Gillespie, III                 Director                                    Partner in Cravath,
Cravath, Swaine & Moore                                                                Swaine & Moore
825 Eighth Avenue
New York, NY 10019

John D. Gillespie                        Director                                    Self Employed
White Mountains Holdings, Inc.
80 South Main Street
Hanover, NH 03755

K. Thomas Kemp                           President, Chief Executive                  President and Chief Executive
White Mountains Insurance                Officer & Director                             Officer
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

Gordon S. Macklin                        Director                                    Retired
8212 Burning Tree Road
Bethesda, MD 20817

Kernan V. Oberting                       Vice President                              Vice President
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

Frank A. Olson                           Director                                    Chairman of the Board
The Hertz Corporation                                                                of The Hertz Corporation
225 Brae Boulevard
Park Ridge, NJ 07656

Michael S. Paquette                      Sr. Vice President & Controller             Sr. Vice President & Controller
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

David G. Staples                         Vice President-Taxation                     Vice President-Taxation
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755


WMP

K. Thomas Kemp                                       Director                                    (see above)
(see above)

William P. A. Douglas                                Director                                    Director
The Financial Services Centre
Bishop's Court Hill
St. Michael, Barbados, West Indies



Name and                                                                           Present Principal
Business Address                                 Office                            Occupation or Employment
----------------                                 ------                            ------------------------

Kenneth F. G. Thomson                           Director                           Director
The Financial Services Centre
Bishop's Court Hill
St. Michael, Barbados, West Indies


WMH

Terry L. Baxter                                 Director                           (see above)
(see above)

Dennis P. Beaulieu                              Secretary                          (see above)
(see above)


K. Thomas Kemp                                  Director                           (see above)
(see above)

Kernan V. Oberting                              Vice President                     (see above)
(see above)

J. Brian Palmer                                 Controller                         Controller
White Mountains Holdings, Inc.
80 South Main Street
Hanover, NH 03755

David G. Staples                                President                          (see above)
(see above)

WMSC

Michael C. Allemang                             Executive Vice President,          Executive Vice President,
Source One Mortgage                             Chief Financial Officer,           Chief Financial Officer,
Services Corporation                            Secretary and Director             Secretary and Director
PO Box 2005
Farmington Hills, MI 48333-2005

Raymond Barrette                                Director                           (see above)
(see above)

Terry L. Baxter                                 Chairman                           (see above)
(see above)

Michael S. Paquette                             President and Director             (see above)
(see above)

David G. Staples                                Vice President                     (see above)
